Independent Auditors' Consent


We consent to the use of our report dated September 25, 2002 on the financial statements of National Healthcare Financial Services, Inc. as of June 30, 2002 included herein on the registration statement of National Healthcare Financial Services, Inc. on Form SB-2, as amended and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated September 25, 2002 contains an explanatory paragraph that states that the Company has operating losses, an accumulated deficit, cash used in operations and has a working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.



/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
March 10, 2003